Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159167

THE GC NET LEASE REIT, INC.

SUPPLEMENT NO. 13 DATED JANUARY 7, 2011

TO THE PROSPECTUS DATED NOVEMBER 6, 2009

This document supplements, and should be read in conjunction with, the prospectus of The GC Net Lease REIT, Inc. dated November 6, 2009, Supplement No. 11 thereto dated October 21, 2010 and Supplement No. 12 thereto dated November 18, 2010. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	our first quarter 2011 distribution declaration;

•	our acquisition of the Quad/Graphics property; and

•	an amendment to our current credit facility with KeyBank and our entry into a bridge credit loan with KeyBank.

Status of Our Offering and Ownership of Our Operating Partnership

Through January 4, 2011, we have received aggregate gross offering proceeds of approximately $18.53 million, which includes approximately $2.36 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $16.17 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of January 4, 2011, in connection with our initial public offering, we have issued 1,620,656 shares of our common stock for gross proceeds of approximately $16.17 million. As of January 4, 2011, approximately 80.88 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of January 4, 2011, we own 37.09% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and certain affiliates of our sponsor, Griffin Capital Corporation, including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of our sponsor, own 52.36% of the limited partnership units of our operating partnership. The remaining 10.55% of the limited partnership units are owned by third parties.

First Quarter 2011 Distribution Declaration

On December 17, 2010, our board of directors declared distributions for the first quarter of 2011 in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period commencing on January 1, 2011 until March 31, 2011. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as our President may determine. At this time, we intend to fund our distributions for the first quarter of 2011 using net operating cash flow generated by our properties, any future investments made in the first quarter of 2011 and net offering proceeds. We may defer certain fees due to our advisor and property manager in an effort to fund a greater portion of our distributions from net operating cash flow.

Acquisition of Quad/Graphics Property

On December 30, 2010, we, through a wholly-owned subsidiary of our operating partnership, closed on the purchase of an approximately 170,000 rentable square foot industrial printing facility with a two-story office component located in Loveland, Colorado (the “Quad/Graphics property”) from an unaffiliated third party. The Quad/Graphics property is 100% leased on a triple-net lease basis to a single tenant, World Color (USA), LLC. The lease on the Quad/Graphics property is guaranteed by both World Color Press, Inc. and its parent company Quad/Graphics, Inc. (“Quad/Graphics”). The acquisition price for the Quad/Graphics property was $11.85 million, plus closing costs and acquisition expenses. In addition, we funded a capital expenditures reserve of $260,000 for potential roof repairs. The acquisition price was supported by two independent, third-party appraisals of $12.4 and $12.6 million. The purchase price and the acquisition fees and expenses paid in connection with the acquisition were partially funded using approximately $7.9 million in debt from a bridge loan obtained from KeyBank National Association (the “Bridge Loan”), with the remainder from proceeds from our initial public offering. See “Entry Into Bridge Loan” below for more detailed information on the Bridge Loan.

The Quad/Graphics property is located on an approximately 15 acre tract of land in Loveland, Colorado, approximately 45 miles north of Denver and 20 miles north of Boulder. Loveland, Colorado is located just west of Interstate 25, northern Colorado’s primary north-south freeway, which connects Loveland to Denver and other major cities in the region.

Quad/Graphics is a publicly-traded printing company which acquired World Color Press, Inc. in July 2010, thereby creating one of the world’s largest printing companies. Quad/Graphics has operations throughout the United States, Latin America and Europe. Construction on the Quad/Graphics property was originally completed in 1986 and the facility was expanded in 1996 and again in 2009 for a combined total of approximately 45,000 square feet in expansions. The Quad/Graphics property is the company’s only dedicated directory printing facility in the Western United States, serving markets as far west as Hawaii. Its location on a private rail line allows the facility to receive daily railcar loads of printing paper rolls and the facility is home to three state-of-the-art printing presses that allow the printing operations to function on a 24/7 basis. The property’s location is valuable to the company, given its immediate access to rail transportation, central location to markets served and room for additional expansion.

The Quad/Graphics lease commenced in 1995 and pursuant to subsequent amendments now expires in July 2022. The Quad/Graphics lease requires the tenant to pay an annual triple-net base rent of approximately $1.216 million ($7.16 per rentable square foot) through July 2020. From August 2020 through July 2022, the annual base rent is subject to annual CPI increases up to three percent (3%). The tenant has two options to renew the Quad/Graphics lease for an additional five-year term each at a triple-net base rental rate of the then-prevailing per square foot market rental rate for premises similar to the Quad/Graphics property.

Based upon the annual triple-net base rent payable to us and the acquisition price of $11.85 million, the implied initial capitalization rate is approximately 10.26%. The estimated going-in capitalization rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

A small portion of the Quad/Graphics property containing the railroad tracks and loading dock is owned by Burlington Northern Santa Fe Railway (BNSF). This parcel was leased from BNSF by the seller and assigned to us at closing. The leases are generally terminable by either party on 30 days’ notice. We cannot assure you that we will continue to have access to the railroad tracks and loading dock on a long-term basis.

Our advisor earned $296,250 in acquisition fees, and is entitled to reimbursement of approximately $59,250 in acquisition expenses in connection with the acquisition of the Quad/Graphics property. Our advisor temporarily deferred the acquisition fee and expense reimbursements.

Since the Quad/Graphics property is leased to a single tenant on a long-term basis under a net lease, we believe that financial information about the parent company of the tenant is more relevant to investors than financial statements of the property acquired. Quad/Graphics, the parent company and one of the guarantors of the Quad/Graphics lease, is a public company which currently files its financial statements in reports filed with the SEC, and the following is summary financial data regarding Quad/Graphics taken from its previously filed public reports:

	For the Nine Months Ended 9/30/2010	For the Fiscal Year Ended
		12/31/2009	12/31/2008	12/31/2007
	(in millions)
Consolidated Statements of Income
Revenues	$2,006.6	$1,788.5	$2,266.7	$2,048.8
Operating Income	(24.2)	112.4	174.3	246.7
Net Income (Loss)	(276.5)	53.1	100.5	176.4

	9/30/2010	12/31/2009	12/31/2008
Consolidated Balance Sheets
Total Assets	$5,055.2	$2,109.2	$2,326.4
Long-Term Debt	1,599.3	749.7	943.9
Shareholders’ Equity	1,392.5	781.9	745.5

If you would like to review more detailed financial information regarding Quad/Graphics, please refer to the financial statements of Quad/Graphics, which are publicly available with the SEC at http://www.sec.gov.

Update on KeyBank Debt

Amendment to KeyBank Credit Agreement

On November 22, 2010, our operating partnership entered into an amendment to the credit agreement with KeyBank National Association (“KeyBank”), thereby increasing the total amount of the credit facility provided by KeyBank. We then drew an additional $13.03 million from the facility to refinance the debt encumbering the Renfro property. The additional debt is subject to the same terms as described in Supplement No. 11 to our prospectus, dated October 21, 2010. We paid approximately $190,000 in lender fees in connection with the additional draw under the credit facility. The total amount of funds drawn under the credit facility is now $35 million.

Entry into Bridge Loan

On December 30, 2010, we entered into the Bridge Loan with KeyBank and thereby obtained approximately $7.9 million from KeyBank to help fund the acquisition of the Quad/Graphics property. The Bridge Loan has a term of six months, and it bears interest at a rate of LIBOR plus 450 basis points, with an initial rate of 6.5%. These rates are subject to a minimum LIBOR of 2%. The Bridge Loan is guaranteed by various wholly-owned subsidiaries of our operating partnership, as well as by Kevin A. Shields, our President and Chairman. In connection with the Bridge Loan, we also executed another amendment to our revolving credit agreement that we currently hold with KeyBank (the “Second Amendment to Credit Facility”). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the revolving credit facility we have with KeyBank. When the Bridge Loan is paid in full, the Quad/Graphics Property will serve as additional security for the Credit Facility, the guarantees issued in connection with the Bridge Loan will be released, and the Quad/Graphics Property may be refinanced pursuant to the terms of the Credit Facility.